EXHIBIT 1

NNS Holding
c/o M&C Corporate Services
PO Box 309GT
Ugland House, South Church Street
George Town, Grand Cayman
Cayman Islands

October 1, 2008

Mr. Melvin G. Brekhus
President and Chief Executive Officer
Texas Industries, Inc.
1341 W. Mockingbird Lane
Dallas, Texas  75247

Dear Mel,

On September 12, 2008, I communicated to you NNS Holdings’ belief in Texas Industries’ potential for long-term growth and our proposal to increase our equity ownership in Texas Industries with accompanying board representation in order to provide Texas Industries with meaningful industry insights and a new perspective.

I was surprised and disappointed by your response, which I learned by reading a Form 8-K filed with the SEC and which had no explanation of why the company’s board determined that our proposal is not in the best long-term interests of all shareholders.  I am further frustrated by the company’s failure to set forth any detailed plan to deal with the significant challenges the company faces, which I believe is having a detrimental effect on shareholder value.  It is clear from Texas Industries’ latest earnings conference call that my disappointment and frustration are shared by others.  I believe that having a new perspective on the company’s board — one with a keen knowledge of the industry and years of experience managing its ups and downs — can help Texas Industries develop a plan to improve shareholder value.

Despite last quarter’s disappointing results, I continue to believe that, with the benefit of our assistance and insight on the board, and with our support as a substantial equity investor, Texas Industries would have the potential to participate effectively in long-term industry growth.  We hope that Texas Industries and its board will begin to take appropriate steps towards that end.

Sincerely,

/s/ Nassef Sawiris

Nassef Sawiris

cc:    The Board of Directors
                  Texas Industries, Inc.